UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33448 / April 16, 2019

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In the Matter of

WELLS FARGO SECURITIES, LLC
550 South Tryon Street
6th Floor, D1086-060
Charlotte, NC 28202

WELLS FARGO BANK, N.A.
101 North Phillips Avenue
Sioux Falls, SD 57104

GALLIARD CAPITAL MANAGEMENT, INC.
800 LaSalle Avenue, Suite 1100
Minneapolis, MN 55402

GLOBAL ALTERNATIVE INVESTMENT SERVICES, INC.
401 South Tryon Street, TH 3
5th Floor
Charlotte, NC 28202

WELLS CAPITAL MANAGEMENT INCORPORATED
525 Market Street, 10th Floor
San Francisco, CA 94105

WELLS FARGO ASSET MANAGEMENT (INTERNATIONAL), LIMITED
33 King William Street
London, England
EC4R 9AT

WELLS FARGO ASSET MANAGEMENT (INTERNATIONAL), LLC
33 King William Street
London, England
EC4R 9AT

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WELLS FARGO FUNDS DISTRIBUTOR, LLC   )
525 Market Street, 12th Floor   )
San Francisco, California 94105   )
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WELLS FARGO FUNDS MANAGEMENT, LLC   )
525 Market Street, 12th Floor   )
San Francisco, California 94105   )
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WELLS FARGO INVESTMENT INSTITUTE, INC.   )
401 South Tryon Street, TH 3   )
5th Floor   )
Charlotte, NC 28202   )
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(812-15011)   )
_____   )

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Wells Fargo Bank, N.A., Galliard Capital Management, Inc., Global Alternative Investment Services, Inc., Wells Capital Management Incorporated, Wells Fargo Asset Management (International), Limited, Wells Fargo Asset Management (International), LLC, Wells Fargo Funds Distributor, LLC, Wells Fargo Funds Management, LLC, and Wells Fargo Investment Institute, Inc. (collectively, the "Fund Servicing Applicants") and Wells Fargo Securities, LLC ("WFS," and together with the Fund Servicing Applicants, the "Applicants") filed an application on March 20, 2019 requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting the Applicants and any existing company of which WFS is an affiliated person (within the meaning of section 2(a)(3) of the Act) and any other company of which WFS may become an affiliated person in the future (together with the Fund Servicing Applicants, the "Covered Persons") from section 9(a) of the Act with respect to an injunction entered on March 20, 2019, by the United States District Court for the District of Rhode Island.

On March 20, 2019, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Applicants and any other Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 33404) from March 20, 2019 until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by WFS, *et al.* (File No. 812-15011) that the Applicants and any other Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the injunction, described in the application, entered by the United States District Court for the District of Rhode Island on March 20, 2019.

By the Commission.

Jill M. Peterson
Assistant Secretary